Exhibit 3.177

State of York

Department of State

Filed March 16, 2006

File No: F060316000061

ARTICLES OF ORGANIZATION OF

MJM DESIGNER SHOES OF NEW YORK, LLC

(Under Section 203 of the Limited Liability Company Law)

1. The name of the limited liability company is MJM Designer Shoes of New York, LLC.

2. The county within this state in which the office of the limited liability company is to be located is New York County.

3. The Secretary of State id designated as agent of the limited liability company upon whom process against it may be served. The address within or without this state to which the Secretary of State shall mail a copy of any process against the limited liability company served upon him or her is Corporation Service Company, 80 State Street, Albany, New York 12207-2543.

4. /s/ Cindy Rashed Reilly